

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Christie Kelly
Chief Financial Officer
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

      Re: Realty Income Corporation
           Form 10-K for fiscal year ended December 31, 2021
           Filed February 23, 2022
           File No. 001-13374

Dear Ms. Kelly:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization for Real Estate
(Adjusted EBITDAre), page 59

1.   We note your Annualized Pro forma Adjustment used to calculate Annualized Pro forma Adjusted EBITDAre, with the pro forma amounts incorporating operating income from acquired or stabilized properties, and removing operating income from properties disposed, to provide pro forma effect as if transactions that occurred during the period had occurred at the beginning of such period. Please address the following:

     •   Tell us how your presentation of the separate Annualized pro forma adjustments complies with Article 11 of Regulation S-X, as it does not appear you discuss whether the pro forma adjustments provided include all adjustments required to present the amount on a pro forma basis;

- Discuss your use of operating income, and not a similarly calculated Adjusted EBITDAre for properties both acquired and stabilized as well as disposed, and how you determined the use of operating income presents such amounts on a consistent basis to the other components of Adjusted EBITDAre; and
- Pursuant to Item 10(e)(1)(i) of Regulation S-K, provide the required disclosures pertaining to operating income given such measure also appears to be a non-GAAP financial measure, or tell us why you believe such disclosure is not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Mark Rakip, Staff Accountant, at (202) 551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction